Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON COMPLETES
PARTIAL TENDER OFFER FOR CASH FOR STARLING CONVERTIBLE
DEBENTURES

Tel Aviv, October 28, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that it has completed its previously announced partial tender offer to purchase up to 10,139,455 convertible debentures (series A) (the "Debentures") of Starling Advanced Communication Ltd. ("Starling", TASE: STLG) at New Israeli Shekels 0.90 (approximately $0.25) per Debenture, net to the seller in cash, less any required withholding taxes and without interest. The partial tender offer, which commenced on October 12, 2008, expired on October 27, 2008 at 14:00 p.m, Israel time. Starling is held approximately 68% directly and indirectly by Elron and its subsidiary, RDC – Rafael Development Corporation Ltd.

Elron has been advised by the depositaries for the tender offer that, as of the final expiration of the tender offer, a total of 12,146,888 Starling Debentures had been validly tendered pursuant to the offer representing approximately 28.67% of the outstanding Debentures of Starling. As contemplated in the offer to purchase, Elron has accepted for purchase 10,139,455 tendered Starling Debentures comprising as of October 27, 2008, 23.93% of Starling’s issued and outstanding Debentures, on a pro rata basis based on a pro ration factor of approximately 83.5%, from all debenture-holders who have validly tendered their Starling Debentures.

Payment for the Starling Debentures accepted will be made promptly through Clal Finance Batucha Investment Management Ltd., the depositary for the tender offer.

After payment for the Starling Debentures tendered in the offer and accepted for payment, Elron will beneficially own 26,453,578 Starling Debentures out of a total of 42,364,000 outstanding Starling Debentures which represents approximately 62% of the outstanding Starling Debentures.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com.

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)